FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of March 2013 No. 3

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

On March 11, 2013, the registrant announced TowerJazz Recognized by Skyworks Solutions as 2012 Foundry Supplier of the Year, Receives Quality Iron Man Partner Award

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: March 11, 2013	By:	/s/ Nati Somekh Gilboa
Name: Nati Somekh Gilboa
Title: Corporate Secretary

TowerJazz Recognized by Skyworks Solutions as 2012 Foundry Supplier of the
Year, Receives Quality Iron Man Partner Award

Skyworks is a FEM market leader and a top 5 customer of TowerJazz

MIGDAL HAEMEK, Israel, and NEWPORT BEACH, Calif., March 11, 2013 – TowerJazz, the global specialty foundry leader, today announced it has received the 2012 Foundry Supplier of the Year Award and the Quality Iron Man Award from Skyworks Solutions, Inc., an innovator of high reliability analog and mixed-signal semiconductors enabling a broad range of end markets. TowerJazz has been recognized as the Foundry Supplier of the Year for the fourth time, providing excellent quality, performance and solid alignment with Skyworks’ supply chain requirements.

TowerJazz has received significant supplier awards from Skyworks every year for the past five years – including Foundry Supplier of the Year, Innovation Partner of the Year, Overall Supplier of the Year, and now Quality Iron Man Partner of the Year – all signaling TowerJazz and Skyworks’ continued alignment and growth as long-term partners.

Skyworks utilizes a broad range of TowerJazz’s specialty process offerings including mixed-signal CMOS, RFCMOS, SiGe BiCMOS, SOI, and BCD (Bipolar-CMOS-DMOS) to develop a variety of differentiated products across their target market segments.

“Skyworks is a diversified, fast growing company, and a top five customer of TowerJazz. It’s very exciting that their product direction is increasingly using specialty silicon based technologies – effectively more than tripling our served market over the next several years,” said David Postula, TowerJazz Vice President of North American Sales. “The fact that we are consistently honored with awards year after year in various categories validates our commitment to achieve customer-centric values across the organization. Our entire team works hard to attentively listen to our customers’ needs and not only meet, but often times exceed, their expectations. We look forward to continue achieving high supplier scores by delivering the best possible quality and service, thereby meeting growing customer needs.”

“Quality is essential for Skyworks and the Iron Man Award clearly demonstrates our commitment to quality and manufacturing excellence. We work very diligently toward our goals of zero customer returns, 100% on time delivery, world-class yields and total customer satisfaction. We are very proud to receive these awards from Skyworks and be recognized as their Quality Partner,” said Don Cerney, TowerJazz Vice President of Worldwide Quality and Reliability.

“We truly appreciate the validation from Skyworks and their confidence in our technology platforms as we continue to align our roadmaps toward the next generation needs of all of our key customers particularly in the fast-growth area of wireless front-end-modules with our RF SOI and SiGe technologies,” said Dr. Marco Racanelli, Senior Vice President and General Manager of RF/High Performance Analog and Power Business Groups at TowerJazz.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM), its fully owned U.S. subsidiary Jazz Semiconductor Ltd., and its fully owned Japanese subsidiary TowerJazz Japan, Ltd., operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits with geometries ranging from 1.0 to 0.13-micron, offering a broad range of customizable process technologies including: SiGe, BiCMOS, Mixed-Signal and RFCMOS, CMOS Image Sensor, Power Management (BCD), and Non-Volatile Memory (NVM) as well as CMOS and MEMS capabilities. TowerJazz also offers a world-class design enablement platform that complements its sophisticated technology and enables a quick and accurate design cycle. In addition, TowerJazz provides (TOPS) Technology Optimization Process Services to IDMs as well as fabless companies that need to expand capacity, or progress from an R&D line to a production line. To provide multi-fab sourcing, TowerJazz maintains two manufacturing facilities in Israel, one in the U.S., and one in Japan with additional capacity available in China through manufacturing partnerships. For more information, please visit www.towerjazz.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

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Company/Media Contact in US: Lauri Julian | +1 949 435 8181 | lauri.julian@towerjazz.com
Investor Relations Contact: Noit Levi | +972-4-604-7066 | noit.levi@towerjazz.com